February 15, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	PicS Ltd.

Registration Statement on Form F-1 (File No. 333-255405)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PicS Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. File No. 333-255405), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 21, 2021.

The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. The Company requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registration Statement has not been declared effective, and no securities have been offered or sold or will be offered or sold pursuant to the Registration Statement. Accordingly, pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company further requests that, pursuant to Rule 457(p) under the Securities Act, registration fees previously paid to the Commission in connection with the Registration Statement be credited for future use.

We would be grateful if you could please forward a copy of the written order granting withdrawal of the Registration Statement to Andre Cazotto, via email at andre.cazotto@picpay.com, with a copy to the Company’s U.S. legal counsel, Karen Katri, Esq. of White & Case LLP, via e-mail at karen.katri@whitecase.com.

We appreciate in advance your time and attention. Should you have any questions regarding the foregoing, please contact Karen Katri of White & Case LLP at 305-925-4788.

Very truly yours,

PICS LTD.

By: /s/ José Antonio Batista Costa

Name: José Antonio Batista Costa

Title: Chief Executive Officer

cc:	Donald Baker, Esq.

John Guzman, Esq.
Karen Katri, Esq.
       White & Case LLP